

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 23, 2015

VIA E-MAIL

Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth St., NW, Suite 700
Washington, DC 20001-3980

Re: Alcentra Capital Corporation (the "Company")
        Registration Statement on Form N-2
        File No. 333-205154
        Filed June 23, 2015

Dear Mr. Pangas:

Pursuant to Securities Act Release No. 6510 and in reliance upon the representations contained in your letter dated June 25, 2015, we performed a limited review of the registration statement referenced above and have the following comments. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.   Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Prospectus Summary (page 1)

Please present the information appearing in this section, and elsewhere in the prospectus, in non-italic type.

Business Strategy (page 5)

The disclosure contained in the first paragraph states that although, in most cases, the Company's portfolio investments are not rated by any rating agency, had they been rated, they would likely receive a rating below-investment grade (i.e., below a Standard & Poor's rating of BBB- or Moody's rating of Baaa3), which is often referred to as "high-yield" or "junk."

Because there is no specific information regarding where along the "below investment grade" rating spectrum the Company's portfolio companies would fall, please delete the parenthetical "(i.e., below a Standard & Poor's rating of BBB- or Moody's rating of Baaa3)."

Also revise the disclosure to clarify that below investments grade is often referred to as "high yield" **and** "junk."

Fee and Expenses (page 18)

Add the parenthetical "(20% of pre-incentive fee net investment income and capital gains)" to the incentive fees line item presentation.

Please include, either in a second expense example table or as part of the text appearing in the last paragraph on page 19, a presentation that assumes a 5% annual return from only realized capital gains subject to the capital gains incentive fee. Also adjust the disclosure appearing in the last paragraph on page 19 to conform to this request.

Please confirm the expense example numbers in the fee table. We calculate $79, $229, $370 and $689 for the 1, 3, 5 and 10 year numbers.

Confirm that the fee table includes a provision for income taxes.

Explain why the fee table presents an incentive fee of 1.60% when the financial highlights presents incentives fees expense of 3.64%.

From footnote 5 to the fee table:

> *Assumes that annual incentive fees earned by the Adviser remain consistent with the incentive fees earned by the Adviser during the three months ended March 31, 2015, annualized for a full year, and* ***includes accrued capital gains incentive fee. As of March 31, 2015, the Adviser has accrued no capital gains incentive fee.***

> Explain why the Company states it includes accrued capital gains incentive fees and then states that the Adviser has accrued no capital gains incentive fees. Did the Company accrue a capital gains incentive fee?

Risks (page 22)

Expand the disclosure contained in the first paragraph to make clear that this section also describes the special risks of investing in a business development company, including the risks associated with investing in a portfolio of small and developing or financially troubled businesses. *See* Item 8.6.e. of Form N-2. In this regard, add any additional risk factors as appropriate.

In your response letter, confirm that Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

To the extent that the Company may materially invest in derivatives, please refer to the disclosure considerations set forth in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Portfolio Composition (page 58)

Please provide more detail on what the following disclosure appearing on page 61 is trying to explain:

$120.0 million of the portfolio (44.9%) had a first dollar loss at 0.0x – 1.0x EBITDA; $73.2 million of the portfolio (27.4%) had a first dollar loss at 1.0x – 3.0x EBITDA; $36.2 million of the portfolio (13.5%) had a first dollar loss of 3.0x – 4.0x EBITDA; and $21.2 million of the portfolio (7.9%) had a first dollar loss of 4.0x – 4.5x EBITDA; and $3.8 million of the portfolio (1.4%) had a first dollar loss >4.5x EBITDA.

Portfolio Companies (page 82)

The "Type of Investment" column identifies the various types of portfolio company securities that the Company owns. However, it is not clear, in every instance, which of these securities constitute "voting securities." Accordingly, based on the Company's ownership of its portfolio companies' voting securities, specifically identify which of its portfolio companies the Company would be deemed to "control" and which would be deemed an "affiliate" of the Company for purposes of the 1940 Act.

Description of Our Debt Securities (page 129)

In your response letter, please describe the types of debt that the Company contemplates offering through this registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review the preliminary prospectus supplement relating to any debt offering by the Company.

Further undertake to clear all staff comments prior to the commencement of any such debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement included in this registration statement at the time of effectiveness.

We note, from the disclosure appearing on page 131, that the indenture does not contain any provisions that give a holder of debt securities issued by the Company protection in the event the Company issues a large amount of debt or is acquired by another entity. Additionally, the disclosure appearing on page 142 indicates that the debt securities, whether secured or unsecured, of the Company will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities. The disclosure appearing on page 75 also states that the Credit Facility that the Company has entered into "is secured by a first priority security interest in all of our portfolio investments, the equity interests in certain of its direct and indirect subsidiaries and substantially all of its other assets."

Accordingly, please note that the prospectus supplement used with an offering of the Company's debt securities should, as applicable:

(1) Disclose that currently none of the Company's indebtedness is subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

 (2) Disclose that the debt securities are "structurally subordinated" and are "effectively subordinated" to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structural subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

(3) Refrain from using the word "senior" in the title of any debt securities issued by the Company, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Company. Even where the Company's debt securities are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as "senior" when they are also are structurally subordinated to the obligations of the Company's subsidiaries, financing vehicles and similar facilities.

(4) Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities.

Description of Our Units (page 143)

The disclosure contained in the second paragraph states that each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Therefore, the holder of a unit will have the rights and obligations of a holder of each included security.

Expand the disclosure to describe the 1) whether units present any unusual or unique risks that potential purchases should be aware of; 2) whether units have any influence or relationship with the asset coverage requirements of the 1940 Act; 3) whether units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually; and 4) whether there are any voting right issues or conflicts with respect to unit components.

Moreover, disclose 1) how the Company benefits by issuing units; 2) how this benefit differs from the Company issuing the individual unit components; and 3) whether this benefit to the Company gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units.

In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.

Plan of Distribution (page 145)

Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Financial Statements

Statement of Assets and Liabilities:

- Explain what unearned structuring fee revenue represents.

Schedule of Investments:

- In the 3/31/15 Schedule of Investments there is a footnote that states "the investments are guaranteed by Enhanced Equity Fund, L.P. ("EEF"). Provide more detail on this guarantee.

- In the Footnotes to the Schedule of Investments, include the percentage of non- qualifying assets under Section 55(a) of the 1940 Act.

- Disclose the interest rate in effect at the balance sheet date.

- In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

Notes to Financial Statements:

Please represent to us that the Company: (1) has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments; and (2) will not sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of any such issuance or sale. If the Company does not have sufficient unencumbered liquid assets to cover the entire balance of its currently outstanding unfunded commitments, it may reduce a portion of the unfunded commitments with unencumbered liquid assets, and consider the remaining balance of unfunded commitments as senior securities. If the Company is using this latter alternative, please provide a representation that, assuming that any outstanding unfunded commitments that are not otherwise covered with unencumbered liquid assets are senior securities, the Company has 200% asset coverage when it issues or sells its securities. Also, please provide the mathematics supporting the calculation made in one of the two foregoing tests using the information provided in the Company's most recent publicly-filed financial statements. Please also provide us with a representation that, as of a date within 30 days of the effectiveness of the registration statement, the Company continues to meet this asset coverage requirement.

Item 25. 2 Exhibits (page C-2)

Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company's Board of Directors. Therefore, in your response letter, also provide an undertaking on behalf of the Company to file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

File the form of articles supplementary, statement of preferences or other applicable document that establishes and fixes the rights and preferences of the preferred shares that the Company would offer through this shelf registration statement.

File the form of warrant agreement and warrant certificate that would be used by the Company in an offering of its warrants through this shelf registration statement.

File the form of agreement applicable to units, identified at the bottom of page 144, that would be used by the Company in an offering of its units through this shelf registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore